Tallahassee Office ______ 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 – Facsimile e-mail: tall@idlaw.biz	REPLY TO TALLAHASSEE OFFICE	Tampa Office ______ 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idlaw.biz

October 8, 2010

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

RE:	Coastal Caribbean Oils & Minerals, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 12, 2010
File No.  001-04668

Dear Mr.  Arakawa:

This firm represents Coastal Caribbean Oils & Minerals, Ltd.  (“Coastal”)  and in that regard has been ask to provide you with the following response to your letter dated September 28, 2010, regarding Coastal’s Form 10-K for the fiscal year ended December 31, 2009.  Please find Coastal’s responses to your comments below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Legal Proceedings, page 8

1.
We note your disclosures related to your dispute with American Pipe & Supply Company over failure of your former farmee to make payment in amounts of $80,000. We understand the plaintiff is seeking to foreclose an oil and gas lien on a lease that was formerly held by your wholly owned subsidiary, Coastal Petroleum Company. Please address the following points:

a.	Tell us whether you have accrued any amounts for this litigation in your financial statements.

Response

No amounts have been accrued in our financial statements related to this litigation.  We sold an option to drill a well on our lease to a farmee (F-Cross) in 2007, who then drilled a well at their expense.  The lease, which related to the well in question, covered approximately 320 acres and was transferred to F-Cross at that time.  We were not the operator of the well and believe we have no liability in this claim.

Karl Hiller
October 8, 2010

b.	Tell us when the lease was transferred to your former farmee and describe how this event was considered in determining whether there was any impairment of capitalized costs related to this property.

Response

We transferred approximately 320 leased acres, out of our approximately 114,000 leased acres, to our former farmee (F-Cross) on September 27, 2007.  We recorded the $50,000 received against our capitalized leased costs for unproved properties.  F-Cross drilled a well at their expense.  The annual rental for the lease was $1.00 per acre.  Our total capitalized cost related to the acreage covered by this agreement was $320.  We concluded the fair value of the 320 acres transferred to F-Cross not to be significant to the whole of our approximately 114,000 acres in this area and that the transfer did not negatively affect the overall fair value of our remaining leased acreage.  Therefore, we recognized no impairment related to this property.

Financial Statements

Statement of Common Stock and Capital in Excess of Par Value, page 21

2.
We note that you present a discount on common stock related to two share issuances in 2009. Tell us whether you recorded these issuances at fair value and describe the amount and form of consideration that you received in exchange for these issuances. Please also cite the accounting literature that you believe supports your presentation of a discount on your common stock.

Response

During 2009, we sold stock for cash to various investors in a number of transactions.  The sales of stock were priced at an amount deemed to be market value based upon averages of closing prices for the stock listed on the over-the-counter bulletin board in the days prior to the sales.  Those prices were less than our stock’s stated par value, the discount being the difference between the cash received and the stated par value.  There were also three stock awards issued to certain consultants at the same time that were valued at the same amount as the cash stock sales.  For all these stock transactions, the full amount of stock issued was recorded at par value, with the discount from par amount recorded in a separate equity account in accordance with Regulation S-X, Rule 4-07 Discount on Shares that states “[d]iscount on shares, or any unamortized balance thereof, shall be shown separately as a deduction from the applicable account(s) as circumstances require.”

Karl Hiller
October 8, 2010

Note 1 – Summary of Significant Accounting Policies, page 22

3.
We note your accounting policy describing your application of the full cost method of accounting, indicating that capitalized costs related to your oil and gas properties are only subject to a ceiling test "once the company has proved reserves." Please understand that the ceiling test for capitalized costs must be performed at the end of each period regardless of whether you have established proved reserves. The test should be completed each quarter to determine whether capitalized costs pertaining to both proved and unproved properties require a write-down for amounts in excess of the ceiling limitation. Please read the guidance in Rule 4-10(c)(4)and SAB Topic l2D and tell us whether the ceiling test would have resulted in a write-down as of any balance sheet date in the historical periods covered by your report had you applied this guidance as required. Provide amended disclosures to indicate the frequency of your ceiling tests, also describing the components of the calculation and any associated write-downs affecting your results for the periods covered by your report.

Response

We have read the guidance in Rule 4-10(c)(4)and SAB Topic l2D.  We have consistently followed this guidance, although our disclosure may not have been clear.  We have consistently applied the ceiling test at the end of each quarter.  We have only unproven properties, which are exempt from amortization.  The estimated fair value of our unproven properties exceeds their recorded costs for all periods presented.  There is no write-down at the end of any periods presented from the application of the ceiling test.

Below is our proposed revised disclosure:

Unproved Oil, Gas and Mineral Properties

The Company follows the full cost method of accounting for its oil and gas properties.  All costs associated with property acquisition, exploration and development activities whether successful or unsuccessful are capitalized.  As our properties are unproven, these costs are temporarily exempt from amortization.

The Company assesses whether its unproved properties are impaired at least on an annual basis.  This assessment is based upon work completed on the properties to date, the expiration date of its leases and technical data from the properties and adjacent areas.  As of December 31, 2009 and 2008, no impairment was identified.

Once the Company has proved reserves the capitalized costs will be amortized using the unit-of-production basis, subject to a ceiling test which basically limits such costs to the aggregate of the estimated present value discounted at a 10% rate of future net revenues from proved reserves, based on current economic and operating conditions.

Sales of unproved nonoperating interests in oil and gas leases are accounted for as a reduction in the capitalized amount of the leases.

Karl Hiller
October 8, 2010

4.
We note your disclosures indicating that you carry your capitalized property costs at "the lower of cost or fair market value of your unproved properties." Given the mechanics of the full cost rules, this disclosure implies that you have determined that the costs of some of your oil and gas properties are impaired and are therefore subject to amortization. Please amend your disclosures to clarify whether the costs related to your unproved properties are subject to amortization or if they remain temporarily excluded from amortization, following the guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X. Please differentiate between impairments and ceiling test write-downs when preparing the revisions to your disclosures as these terms have specific and different meaning in the full cost rules. Please contact us by telephone if you require further clarification or guidance.

Response

Please see our response to Comment 3 and our proposed footnote disclosure revision included therein.

All of our properties remain unproven and are temporarily exempt from amortization.  We determined our properties were not impaired at December 31, 2009 and 2008.  We did not have impairment or ceiling test write-downs for 2008 or 2009.

Note 2 – Unproved Oil and Gas Properties, page 23

5.
We note your disclosures indicating that certain of your leases in Montana expire in years 2007 to 2014. Please clarify the extent to which these leases expired in each year through 2009; specify the amounts capitalized for each lease when these were acquired, and describe how the expirations impacted your determination of impairment of capitalized costs associated with these properties.

Response

Certain leases expired or were not renewed for acreage as follows:

	2007	2008	2009

Montana	13,594.86	10,389.41	79,039.82

North Dakota	640.00	0	0

These leases had annual rentals ranging from $1.00 to $2.00 per acre.  We have maintained the leases in Montana and North Dakota which we believe have the highest fair value and potential for oil and gas prospects.  The leases that expired or that we decided not to renew were properties we determined had lower fair value and potential for oil and gas prospects.  Therefore, the loss of these leases did not significantly affect the cumulative fair value of our leases in either Montana or North Dakota, and we determined no impairment of our capitalized costs existed at December 31, 2007, 2008 and 2009.

Karl Hiller
October 8, 2010

Controls and Procedures, page 32

6.
We note your disclosures in paragraph 3 indicating management carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. However the conclusion under this same paragraph refers to the effectiveness of internal control over financial reporting. Please revise your disclosure as necessary to include a conclusion regarding the effectiveness of your disclosure controls and procedures to comply with Item 307of Regulation S-K.

Response

We have revised the disclosures to comply with Item 307 of Regulation S-K and are prepared to file the revised disclosure if necessary.

Below is our proposed revised disclosure:

Item 9A.               Controls and Procedures

a.	Management’s evaluation of disclosure controls and procedures

As required by Rule 13a-15(b) under the Exchange Act, management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on that evaluation, management believes that, as of December 31, 2009, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, accumulated, processed summarized reported and communicated on a timely basis within the time periods specified in the Securities and Exchange Commission’s rules and forms.

b.	Management’s annual report on internal control over financial reporting.

1.        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles.

2.        Internal control over financial reporting is a process tailored to the Company’s unique circumstances, designed under the supervision of the Company's Chief Executive and Chief Financial Officer, and effected by the Company's Board of Directors, its consultants and other personnel, taking into account the small size of the Company, small number of employees and others involved in the Company’s finances.  The process uses a system of checks and balances to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Karl Hiller
October 8, 2010

•       pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets and the review of those transactions and dispositions by the Company’s compliance officer;
•       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management or the Company's Board of Directors; and
•       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the Company's financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

3.        This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

c.	Changes in internal controls.

The Company made no changes in its internal control over financial reporting that occurred during the Company’s fourth fiscal quarter that has materially affected, or which is reasonably likely to materially affect the Company’s internal control over financial reporting.

Exhibit 31.1 - Certifications

7.
The certification you attached as Exhibit 31.1 does not conform to the requirements of Item 601(b)(31) of Regulation S-K. For example, you have omitted the language pertaining to internal control over financial reporting, required in the introductory section of paragraph 4, and in paragraph 4(b). Please file revised certifications that comply with your reporting obligations under Item 601(b)(31)of Regulation S-K.

Response

We have revised the certification to conform to the requirements of Item 601(b)(31) of Regulation S-K and are prepared to file the revised certifications.

Karl Hiller
October 8, 2010

Below is our proposed revised Exhibit:

Exhibit 31.1

Coastal Caribbean Oils & Minerals, Ltd.

Rule 13a-14 Certification

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER
AND CHIEF ACCOUNTING OFFICER

I, Phillip W. Ware, certify that:

1.         I have reviewed this annual report on Form 10-K of Coastal Caribbean Oils & Minerals, Ltd.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.         I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-(f) and 15d-15(f)) for the Company and I have:

a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)          Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

Karl Hiller
October 8, 2010

d)          Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.         I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)          all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)          any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting;

Date: October __, 2010

By:	/s/ Phillip W. Ware
Phillip W. Ware,
Principal Executive Officer and
Principal Accounting Officer

We believe the above responses fully address the comments raised in your letter.  We also believe that while a revised certificate may need to be filed, the other comments and responses would not require the revision and filing of the entire 10-K.  We look forward to resolving these comments with you.

Thank you in advance for your consideration and if you have any further questions or comments, please contact me at (850) 878-2411.

Sincerely,

/s/ Robert J. Angerer, Jr.

Robert J. Angerer, Jr.
Igler & Dougherty, PA